

August 4, 2023

Chad Allen
Chief Financial Officer
Northern Oil & Gas, Inc.
4350 Baker Road
Suite 400
Minnetonka , Minnesota 55343

> **Re: Northern Oil & Gas, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2022**
> **Filed February 24, 2023**
> **File No. 001-33999**

Dear Chad Allen:

   We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

   After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2022

Glossary of Terms, page i

1.   We note the definitions for developed oil and gas reserves, exploratory well, and undeveloped oil and gas reserves predate the changes made by the *Modernization of Oil and Gas Reporting; Final Rule* and as such are inconsistent with the definitions in Rule 4-10(a)(6), (13) and (31) of Regulation S-X. Also, the glossary does not include the definition for an extension well, which appears to be the source of the 2022 conversions of undeveloped locations not previously booked as proved undeveloped reserves as of December 31, 2021. Please review and revise the definitions as necessary.

Production, Price and Production Expense History, page 38

2.   Please expand your disclosure to present net production by final product sold for each field/basin that contains 15% or more of your total proved reserves.

Refer to the disclosure requirements in Item 1204(a) of Regulation S-K and the definition of a field in Rule 4-10(a)(15) of Regulation S-X.

<u>Acreage Expirations, page 41</u>

3. We note 69% of your net undeveloped acreage will expire between December 31, 2023 and December 31, 2026 and an additional 15% expires in 2027 and thereafter.

    Please tell us the extent to which proved undeveloped reserves have been assigned to locations currently scheduled to be drilled after lease expiration. If there are material quantities of net proved undeveloped reserves related to such locations, expand your disclosure to explain the steps necessary to extend acreage expiration dates.

    Refer to Rule 4-10(a)(26) of Regulation S-X.

<u>Supplemental Oil and Gas Information (Unaudited)</u>
<u>Standardized Measure of Discounted Future Net Cash Inflows and Changes Therein, page F-43</u>

4. Please expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented (i.e., as of December 31, 2022, 2021 and 2020).

    If the costs of your asset retirement obligations, including costs for the plugging and abandonment of existing wells (including both active and inactive wells on leases) and future proved undeveloped locations have not been included, explain to us your rationale for excluding these costs from your calculation of the standardized measure.

    This comment also applies to the comparable disclosure in the reserve report at Exhibit 99.1. Refer to the disclosure requirements in FASB ASC 932-235-50-36.

    In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

    You may contact Sandra Wall, Petroleum Engineer, at (202) 551-4727 or John Hodgin, Petroleum Engineer, at (202) 551-3699 with any questions regarding the comments. Please contact Karl Hiller, Branch Chief, at (202) 551-3686 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation